
BLINKING
OWL
DISTILLERY®
SANTA ANA, CALIFORNIA

INVEST IN **BLINKING OWL DISTILLERY**

Beloved brand with international acclaim has big growth opportunities

LEAD INVESTOR

Jason Nguyen Investor and patron

HI, I'm Dr Jason. I have been an investor in the Blinking Owl Distillery since 2017. I am proud to be the lead investor on this Wefunder raise to help the Distillery's continued growth. I originally became an investor in the distillery because I could feel how much of a special place they created in downtown Santa Ana. I was sold on Robin and Brian's philosophy of high quality grain to glass spirits made with all Californian grown products. From the start, the Blinking Owl Distillery has been making waves, they were in fact the very first distillery in Orange County California. The accolades and awards started to come to this small craft distillery for producing fantastic gins, vodkas and aquavits. Once the whiskeys came of age, you realized how amazing the spirits really were. Their 4 grain straight bourbon was written up by Forbes whiskey guy as "The best bourbon you've never heard of." There was year over year growth of distribution while you could see Blinking Owl spirits throughout OC, LA, SF and SD. They had placements at the LA Rams games, Fivepoint Irvine Amphitheater concerts, and were chosen for Masters of the Malt advent calendar. Blinking owl spirits were even distributed internationally to the UK and had started in Taiwan. Then the Pandemic happened, with everything shut down, Robin & Brian switched gears to producing hand sanitizer. Dirty Bird Hand sanitizer could be seen everywhere! Almost weekly, the Blinking Owl was being mentioned in the media. Their bold decision helped keep the distillery profitable. Wanting to come back bigger, the Blinking Owl opened its own restaurant. Since opening their restaurant, the Blinking Owl Distillery has become a destination in Downtown Santa Ana. Publications such as Sunset, Riviera, Orange Coast Magazine and Eater LA have written rave reviews about the craft cocktails, delicious food and atmosphere. I'm excited to see the next direction Robin and Brian have in store for the distillery. With a licensing deal in the works with a very large powerful spirit portfolio, there will be massive increase in sales

distribution across the USA. I've always placed my trust in Robin & Brian to make the Blinking Owl Distillery what it is today and would like to invite you to join us on the growth of this amazing distillery.

Invested $1,000 this round & $125,000 previously

blinkingowl.com Santa Ana CA

Alcohol | Distillery | Craft Distillery | Whiskey | Organic

Highlights

1. Our spirits are in HUNDREDS of bars, restaurants and retailers worldwide.
2. We are the real deal with a stunning facility, acclaimed restaurant, and commitment to quality.
3. Well crafted reputation: multiple awards + medals earned by nearly every product in our line.

3. Well crafted reputation: multiple awards + medals earned by nearly every product in our line.

4. Heaps of Press: Featured in Forbes, Fortune, Eater LA, Whiskey Advocate, Bloomberg, and many more.
5. Strategic licensing + production deals in the works with a major US + International portfolio
6. Majority of funding + ownership by amazing women.
7. Co-Owner Kirsten Vangsness: Criminal Minds Star, has a broad fan reach of millions and is just FUN
8. LOI signed for potential new Blinking Owl restaurant/bar licensing deal in a brilliant location.

Our Team



Brian Christenson Founder, Chief Executive Owl

Following his great grandfather's bootlegging adventures, Brian Christenson brings his family legacy along



Following his great grandfather's bootlegging adventures, Brian Christenson brings his family legacy along with two decades of experience in marketing, branding, and advertising as the Blinking Owl's CEO.

With a bootlegging heritage, founder, Brian Christenson, dreamed to carry on his family's legacy by providing "good spirits" to his very own neighborhood. Drawing from the craft cocktail and the farm-to-table movements and rising interest in craft spirits, the husband and wife launched Orange County, California's first distillery in 2016.



Robin Christenson Founder, Chief Financial Owl

Established and dynamic Chief Executive with stellar business acumen stemming from 20 years as an accomplished entrepreneur, Robin took her first company from inception to an epic acquisition.



Kirsten Vangsness Co-Founder, Creative Muse Wizard Owl

Kirsten has earned her fame as agent Penelope Garcia on the CBS hit crime show, Criminal Minds. She is our guiding "star" with an unwavering commitment sustainability, inclusion and philanthropy.



Massimiliano Stecca Head Distiller, Owl 'Spirit'ual Leader

Passion and innovation drive Max in leading the Blinking Owl's distilling operations. He loves to challenge the norm, and continually pushes for the highest standards of efficiency and product quality.



Chef Luis + Eddie Perez Executive Chef + Pizza Pie Maestro

Our dear friends and long time restaurateurs, the brothers Chef Luis and Eddie Perez joined us to launch the our full RESTAURANT (MAR 2021). Inspired by the Blinking Owl story, these two are ultra dedicated to continuing our ethos through food.



Bryan Estrada Hospit-OWL-ity Management

With experience leading culinary classes, brewery management, and a former Blinking Owl distilling assistant, Bryan keeps the staff + guests smiling as our Hospit-OWL-ity manager.



FWD PR Media Relations

We are SUPER POPULAR...thanks to the brilliant media relations team, FWD PR. Former reporter, Kat Nguyen DeAngelis finds unique ways to tell the world our story while her husband, Ron, brings his talented artistic direction to our photos + videos.



All the OWLS Blinking Owl Team

It truly takes a village. That perfectly crafted spirit those stunning cocktails, your insta-worthy dish, the way you experience the distillery: our passionate flock certainly keeps the vision in motion.



Thomas Zeigler Wise Ass Owl



A trusted advisor, Tom has been our attorney since the inception of the Blinking Owl. A master of corporate law, we rely heavily upon Tom to navigate the tricky laws around owning a distillery.

INTRODUCING BLINKING OWL DISTILLERY


INTRODUCING
THE BLINKING OWL DISTILLERY
WE'VE DONE THE HARD PART. Explosive growth opportunities are now in motion, and we are inviting the community to join in the Blinking Owl's legacy of ARTISTRY, FRIENDSHIP, and certainly…FUN!


From a bootlegging heritage to modern day accomplishments, our story is one of incredible grit, determination, and perseverance.
Committed to using 100% organic California grain, our spirits are showcased at our stunning on-site restaurant, and can be found worldwide.




DESTINATION DISTILLERY:
SPIRIT PRODUCTION + BLINKING OWL BAR, BISTRO and BOTTLE SHOP

The essence of Blinking Owl Spirits continues to shine through our thoughtful RESTAURANT. We offer distillery tours, a menu with hyper-fresh + local ingredients highlighting our spirit profiles. With items such as our hand ground organic California rye grain (also used in our whiskey) in our artisanal pizzas along side show-stopping cocktails and tasting flights, it is no wonder why we are a highly sought after destination.

PRODUCT LINE

VODKA

OC ORANGE VODKA

GIN

BARREL VACATIONED® OLD TOM GIN

AQUAVIT

BARREL VACATIONED® AQUAVIT

BOURBON WHISKEY
(4 grain + wheated)

RYE WHISKEY

SINGLE MALT WHISKEY
(Coming Sept 2022)





BLINKING OWL SPIRITS AROUND THE WORLD

Found in HUNDREDS of bars, restaurants, and retailers including BevMo, Total Wine, Ralphs, Vons/Pavilion's/Albertsons and Whole Foods, Masters of Malt *and a plethora of others*

"COOL-FACTOR" PAST PLACEMENTS



RAMS STADIUM BLINKING OWL BAR

FIVEPOINT IRVINE AMPHITHEATER

MASTERS OF MALT ADVENT CALENDAR

With a much anticipated launch in Q4, we are finalizing negotiations for a licensing + production deal with a renowned company that is committed to quality and sustainability. Their prestigious portfolio, international sales force and bottling/branding capability opens a streamlined route to market for nearly every state as well as major international markets.


2021 BOTTLE SALES
VODKA
4.0%
OC ORANGE VO...
14.8%
GIN
5.2%
AQUAVIT
12.5%
BARRELED GIN
2.6%
BARRELED AQU...
1.6%
BOURBON
35.1%
RYE
24.3%

AMONG THE GREATS

"The American Whiskey Masters is an annual blind tasting conducted by prominent spirits writers in the UK…

Out of a full 34 total medals, nearly a full 50% went to labels produced at Buffalo Trace…

But in fact, the real story here is another distillery that cropped up multiple times on the winners list…Blinking Owl, out of Orange County, California."

Brad Japhe, *FORBES*


Forbes
The Best Bourbon You've Never Heard Of
Brad Japhe
Spirits
BLINKING OWL BOURBON
One of the top rated bourbons at this year's American Whiskey Masters



LOVE FOR THE AUTHENTIC BLINKING OWL STORY


113
Pieces of Coverage
Total number of online, offline and social clips in this book
1.47B
Online Readership
Combined total number of people that visit the websites featuring coverage
15.7K
Social Shares
Number of times the online articles have been shared on social media
3.54M
Offline Audience
Combined total number of people for Print/TV/Radio
470K
Views per month
Views per month
4.36M
Viewers
Viewers


Bloomberg
The Most Sustainable Whiskies You Can Buy Now
Consumers want to be told that the products they're purchasing and enjoying are better for the world at large. Here are some distilleries that actually are making a difference.
EATER
LOS ANGELES
Orange County's 16 Hottest Restaurants, Summer 2021
Whisky Advocate
89 Blinking Owl Single Barrel Straight (Batch 2), 45%, $75
ORANGE COUNTY REGISTER
Review: Blinking Owl in Santa Ana is not just for drinking anymore
FORTUNE
The liquor industry faces an uncertain future. But if it survived Prohibition, it can survive the coronavirus




BLINKING OWL
GIN
BLINKING OWL
AQUAVIT
BLINKING OWL
BOURBON
BLINKING OWL
RYE
BLINKING OWL
AQUAVIT



DESTINATION: BLINKING OWL

Small kitchen and patio improvements can significantly increase on-site revenue.

OWL OPPORTUNITY

CRAFT SPIRITS ARE HOT *and expected to see a $37B boost by 2025.*

MASSIVE SALES + LICENSING DEAL IN NEGOTIATIONS

A strategic licensing deal with a powerful spirit portfolio is hoped to open a streamlined route to market and exponential increase in sales.

PLANNED USE OF FUNDS

EQUIPMENT UPGRADES
BOTTLING LINE, FERMENTATION TANKS

INCREASED WHISKEY PRODUCTION
ADD TO OUR EXISTING $1M AGING WHISKEY INVENTORY

EVENT + RESTAURANT EXPANSION
KITCHEN UPGRADES + ADDITIONAL PATIO RAIN COVERAGE


BLINKING OWL DISTILLERY


BLINKING OWL DISTILLERY



FINANCIAL SNAPSHOT



Gross Revenue 2019-2025
Hand Sanitizer*
Distribution/ Contracting
Restaurant/ DTC
$10,000,000.00
$7,500,000.00
$5,000,000.00
$2,500,000.00
$0.00
2019
2020
2021
2022 Projected
2023 Projected
2024 Projected
2025 Projected

*Government relief income not included. Web and Direct to Consumer (DTC) bottle sales are included in restaurant revenue.

Industry-wide craft spirit distribution sales were hard hit by the pandemic. However, our sales are finally returning to pre-pandemic revenues. The addition of our restaurant has catapulted our revenue with not only food + beverage sales, but consumers are buying a record number of bottles at our facility. While we've experienced some profitable months, consistent profitability is hoped by year end. With 2022 YTD sales nearing $800K and historic trends of Q4 bringing the majority of distribution and restaurant/ event sales, 2022 gross sales are trending toward $2M+.

PROJECTIONS ARE BASED ON THE FOLLOWING ASSUMPTIONS:

1. Anticipated licensing deal beginning in Q4 2022: increased distribution/ case sale profits to become our largest revenue stream by 2024.

2. Anticipated increased contract distilling revenue beginning in Q3 2023: we'll have greater capability for contracting by adding equipment to handle the volume.

3. Kitchen + patio upgrades exponentially increase service + event capability: private dining areas, better coverage for cooler months, and upgraded kitchen space will enable us to increased dining capacity, to-go capability and expansion of hours of operation.


2021 REVENUE STREAMS
Tours
1.9%
Food
27.3%
Distribution +Contract Dist Sales
11.5%
Bottle DTC Revenue
18.6%
Cocktail Revenue
39.7%


OUR WEFUNDER FUNDRAISE:
Blinking Owl Distillery, LLC is offering Class B non-voting member units.
Each unit = $100
The pre-money valuation is $25M.


WE HOPE YOU WILL CONSIDER JOINING THE BLINKING OWL TEAM FOR THIS EXCITING NEW CHAPTER
CHEERS!